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4/11/2003



SEC 03054440 COMMISSION 549

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SEC FILE NUMBER
8-44399

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First London Secutiries Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2603 Fairmount Street
(No. and Street)

Dallas (City) TX (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas R. Nichols (214) 220-0690
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Clark and Company, P.C.
(Name — *if individual, state last, first, middle name*)

2705 Swiss Avenue (Address) Dallas (City) TX (State) 75204 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Doug Nichols, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First London Securities Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public


DEBRA J. TAYLOR
NOTARY PUBLIC
STATE OF TEXAS
MY COMM. EXP. 02-18-2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. N/A
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
APR 0 1 2003
WASH. D.C.
183
SECTION

FIRST LONDON SECURITIES CORPORATION

(A Wholly Owned Subsidiary of DGN Securities)

December 31, 2002

Financial Statements

First London Securities Corporation
(A Wholly Subsidiary of DGN Securities)

FINANCIAL STATEMENTS

December 31, 2002

TABLE OF CONTENTS

		PAGE
Facing Page - Form X-17A-5		ii
INDEPENDENT AUDITOR'S REPORT		1
EXHIBITS AND SCHEDULES		
EXHIBITS		
A	Statement of Financial Condition, December 31, 2002	3
B	Statement of Changes in Stockholder's Equity, Year Ended December 31, 2002	5
C	Statement of Income, Year Ended December 31, 2002	6
D	Statement of Cash Flows, Year Ended December 31, 2002	7
E	Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Year Ended December 31, 2002	8
	Notes to Financial Statements	9
SCHEDULES		
Supplemental Information - Not a Required Part of the Basic Financial Statements		
1	Computation of Net Capital Pursuant to Rule 15c3-1	14
2	Reconciliation of Net Capital Requirements Pursuant to Rule 17a-5d4	15
3	Reconciliation of Computation of Reserve Requirements Pursuant to Rule 15c3-3 and Information for Possession or Control Requirements Pursuant to Rule 15c3-3	16

DAVIS, CLARK AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation
2705 SWISS AVENUE
DALLAS, TEXAS 75204
TELEPHONE (214) 824-2556
TELECOPIER (214) 823-9367

Independent Auditor's Report

Board of Directors
First London Securities Corporation
2603 Fairmount St.
Dallas, Texas 75201

Dear Sirs:

We have audited the accompanying Statement of Financial Condition of First London Securities Corporation (a wholly owned subsidiary of DGN Securities) as of December 31, 2002, and the related Statements of Income, of Changes in Stockholder's Equity, of Cash Flows, and of Changes in Liabilities Subordinated to Claims of General Creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First London Securities Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis Clark & Company

March 21, 2003

DAVIS, CLARK AND COMPANY, P.C.
Certified Public Accountants

First London Securities Corporation
(A Wholly Owned Subsidiary of DGN Securities)
Statement of Financial Condition
December 31, 2002

Exhibit A

ASSETS

Cash	$ 4,051
Receivables from brokers or dealers	
Clearance account	860,432
Receivable from employees	2,321
Receivable from related parties	283,689
Securities owned (at market value)	1,112,079
Investments	439,466
Property, furniture, and equipment (at cost net of accumulated depreciation of $126,539)	32,514
Total assets	$2,734,552

The accompanying notes are an integral part of this statement.

Exhibit A

First London Securities Corporation
(A Wholly Owned Subsidiary of DGN Securities)
Statement of Financial Condition
December 31, 2002

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to brokers or dealers	
Clearance account	$ 994,158
Securities sold not yet purchased (at market value)	284
Accounts payable and accrued liabilities	15,006
Accrued payroll and payroll tax	310
Total liabilities	1,009,758
Stockholder's equity	
Common stock, no par value, 1,000,000 shares authorized, 142,500 shares issued and outstanding	133,150
Common stock-Class B, no par value, 1,000,000 shares authorized, 785,271 shares issued and outstanding	785,271
Additional paid in capital	142,516
Retained earnings	663,857
Total stockholder's equity	1,724,794
Total liabilities and stockholder's equity	$ 2,734,552

The accompanying notes are an integral part of this statement.

First London Securities Corporation
(A Wholly Owned Subsidiary of DGN Securities)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2002

Exhibit B

	Common Stock	Common Stock Class B	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance beginning of period	$133,150	$785,271	$ 98,289	$1,429,465	$2,446,175
Additional capital	- 0 -	- 0 -	44,227	- 0 -	44,227
Net (loss) for period	- 0 -	- 0 -	- 0 -	(516,505)	(516,505)
Dividends paid	- 0 -	- 0 -	- 0 -	(249,103)	(249,103)
Balance at end of period	$133,150	$785,271	$ 142,516	$ 663,857	$1,724,794

The accompanying notes are an integral part of this statement.

Exhibit C

First London Securities Corporation
(A Wholly Owned Subsidiary of DGN Securities)
Statement of Income
Year Ended December 31, 2002

Revenues	
Commissions	$ 117,930
Other investment expense	(4,188)
Net loss on firm securities trading accounts	(562,769)
Other revenue	48,622
Total revenue	(400,405)
Expenses	
Commissions to other broker-dealers	15,500
Investment banking	15,030
Regulatory fees and expenses	116,875
Other expenses	239,771
Total expenses	387,176
Loss before income tax	(787,581)
Income tax credit	271,076
Net loss	($ 516,505)

The accompanying notes are an integral part of this statement.

First London Securities Corporation
(A Wholly Owned Subsidiary of DGN Securities)
Statement of Cash Flows
Year Ended December 31, 2002

Exhibit D

Cash flows from operating activities:	
Net (loss)	($ 516,505)
Non cash expenses, revenues, losses and gains included in net income:	
Amortization and depreciation	19,135
Decrease in accounts receivable from broker/dealers	977,054
(Increase) in related parties receivable	(88,290)
Decrease in securities owned	1,222,360
(Decrease) in payable to brokers or dealers	(1,621,379)
(Decrease) in securities sold not yet purchased	(55,286)
(Decrease) in accrued payroll and payroll taxes	(1,761)
(Decrease) in accounts payable and accrued liabilities	(15,713)
(Decrease) in state tax payable	(3,353)
Net cash flow provided by operating activities	(83,738)
Cash flows from investing activities:	
Sale of long-term investments	168,558
Net cash flows (used in) investing activities	168,558
Cash flows from financing activities	
Payment on notes payable	(82,820)
Net cash flows provided by financing activities	(82,820)
Net increase in cash	2,000
Cash at beginning of the year	2,051
Cash at the end of the year	$ 4,051
Supplemental Cash Flow Information:	
Interest paid	$ - 0 -
Federal income taxes actually paid (to parent)	$ - 0 -
Additional paid in capital from reduction to payable due parent	$ 44,227
Dividends paid to parent from reduction of receivable from parent	$ 249,103

The accompanying notes are an integral part of this statement.

Exhibit E

First London Securities Corporation
(A Wholly Owned Subsidiary of DGN Securities)
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
Year Ended December 31, 2002

Balance December 31, 2002	$ - 0 -

No increase or decrease for the year ended December 31, 2002.

The accompanying notes are an integral part of this statement.

First London Securities Corporation
(A Wholly Owned Subsidiary of DGN Securities)
Notes to Financial Statements
December 31, 2002

1. Summary of Significant Accounting Policies

In fulfilling its responsibility for the preparation of the Company's financial statements and disclosures, Company management selects generally accepted accounting principles and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and costs in the determination of income or loss. It is also necessary for management to determine, measure and allocate Company resources and obligations within the financial process according to those principles. Below is a summary of certain significant accounting policies selected by management.

A. General

First London Securities Corporation (FLSC) was formed in January, 1992 as a wholly owned subsidiary of DGN Securities. FLSC operates as an introducing broker and forwards all transactions and customer accounts to First Southwest Company who carries such accounts on a fully disclosed basis.

B. Securities Transactions

Securities transactions are recorded on a settlement date basis with such transactions generally settling three business days after trade date.

C. Trading Securities

Trading securities are valued at market and unrealized gains and losses are reflected in gains or losses on firm securities trading accounts.

D. Fixed Assets

The Company uses five year straight line depreciation for fixed assets. Depreciation expense for 2002 was $19,135.

E. Cash Flows

The Company uses the "indirect method" in preparing the Statement of Cash Flows. For purposes of the Statement of Cash Flows, cash and cash equivalents include demand deposits and certificates of deposit with initial maturities of three months or less.

First London Securities Corporation
(A Wholly Owned Subsidiary of DGN Securities)
Notes to Financial Statements
December 31, 2002

1. Summary of Significant Accounting Policies (cont'd)

   F. Income Tax Calculation

   The Company files a consolidated federal income tax return with its parent company. Income tax expense is computed as if the Company filed a separate return.

   G. Compensated Absences

   Employees of the Company receive paid vacation and personal days off, depending on length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

   H. Accounting Estimates

   Management makes use of accounting estimates in the preparation of these financial statements. The major estimates are valuation of securities owned, net realizable value of unsecured receivables and lives used to depreciate fixed assets. The methods used in making accounting estimates are believed by management to be reasonable and have been consistently applied. Actual results could differ from estimates used.

2. Receivables from Brokers or Dealers

Pursuant to the correspondent agreement with First Southwest, all customer accounts are forwarded to First Southwest on a fully disclosed basis. First London Securities Corporation has placed a $860,432 clearing deposit with First Southwest which is included in receivables from Broker/Dealers.

3. Income Taxes

The income tax credit applicable to current operations resulted from a net operating loss incurred in the current year and amounted to the following:

Federal income tax credit	$ 271,076

3. Income Taxes (cont'd)

The credit for income tax has been computed based on the operations of the Company. The Company files a consolidated tax return with its parent company. The Company does not pay taxes directly, any refunds or expense is made to the parent company. Any tax benefit or NOL carryforward is shown as a receivable from the parent company. The current year credit represents a reduction in amounts previously reported as owing to the parent for prior years income taxes.

State income taxes represents State of Texas taxes due on taxable income computed at the state rate of 4.5%.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (S.E.C.) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company's total net capital as defined by rule 15c3-1 was as follows:

Required	Actual	Excess	Percentage of Aggregate Indebtedness to Net Capital
$120,000	$178,303	$ 58,303	.09

5. Commitments, Related Parties, and Contingencies

The Company leases various quotation equipment for an initial term of one year at a rate of $985 per month. Unless terminated by written notice, the term of the agreement is automatically extended for successive additional periods of one year.

Due to the nature of its business, the Company is party to various claims, legal actions, and complaints arising in the ordinary course of business. At December 31, 2002, all such claims or legal actions were of such amount or nature that management believes any adverse outcome would not have a material impact on the Company.

At various times throughout the year, the Company may maintain deposits in financial institutions in excess of federally insured amounts.

5. Commitments, Related Parties, and Contingencies (cont'd

As described in Note 7, First London Securities Corporation is a general partner in 2603 Fairmount Investors. At December 31, 2002 the Company's share of the partnership's liabilities totaled $902,419. These liabilities are secured by the property at 2603 Fairmount.

The Company occupies office space leased from 2603 Fairmount Investors (a related party). The Company pays $8,000 a month and the lease expires on February 29, 2004. During 2002, an addendum was made to the lease agreement to reduce the lease payment to $-0- for the entire year ending December 31, 2002. Future commitment is as follows:

2003	$ 96,000
2004	16,000
Total	$112,000

6. Credit Concentration

First London Securities Corporation extends credit to First Southwest Company who carries customer accounts of First London on a fully disclosed basis. First Southwest is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1).

7. Securities Owned and Securities Sold Not Yet Purchased

Marketable securities owned and securities sold not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold Not Yet Purchased
Corporate stocks	$1,112,009	$ 284

The following corporate stocks represent 90% of securities owned.

	Market Value December 31, 2002
Armanino Foods	$ 729,804
SI Diamond Technology	289,961
Total	$1,019,765

7. Securities Owned and Securities Sold Not Yet Purchased (cont'd)

The above stocks (after haircuts) are a material part of the net capital computation. A decline in market value could reduce net capital. Such reduction in net capital could be significant.

The above stocks are traded on the NASDAQ and over the counter bulletin board, respectively.

8. Investments

Investments (stated at cost) consist of the following as of December 31, 2002:

Real Estate - 2603 Fairmount (1)	$311,166
Private placement warrants	128,300
Total Investments	$439,466

(1) 2603 - Fairmount is a partnership in which First London Securities Corporation has a 15% equity ownership.

9. Receivables from Related Parties

Receivables from related parties consist of the following at December 31, 2002.

2603 Fairmount	$210,848
Other	72,841
	$283,689

Schedule 1

First London Securities Corporation
(A Wholly Owned Subsidiary of DGN Securities)
Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2002

Total stockholder's equity	$1,724,794
Add liabilities subordinate to claims of general creditors	- 0 -
Total stockholder's equity qualified for net capital	1,724,794
Deductions	
Total nonallowable assets from statement of financial condition	743,096
Other deductions or charges	672,316
Total deductions	1,415,412
Net capital before haircuts on securities positions	309,382
Non-marketable securities	(24,675)
Haircuts on Securities: [computed, where applicable, pursuant to 15c3-1(f)]	(65,967)
Undue concentration	(40,437)
Net capital	$ 178,303

The accompanying notes are an integral part of this schedule.

Schedule 2

First London Securities Corporation
(A Wholly Owned Subsidiary of DGN Securities)
Reconciliation of Net Capital Requirements
December 31, 2002

	Per Focus Report	Adjustments	Per Audit Report
Net Capital	$181,041	($ 2,738)	$178,303
Adjustments			
Other audit adjustments		260,953	
Correction to haircuts and Undue Concentration		80	
Correction to nonallowable assets		(263,771)	
Net decrease		($ 2,738)	

The accompanying notes are an integral part of this schedule.

Schedule 3

First London Securities Corporation
(A Wholly Owned Subsidiary of DGN Securities)
Reconciliation of Computation of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2002

First London Securities Corporation claims exemption from the provisions of Rule 15c3-3 pursuant to Rule 15c3-3 section (k)(2)(ii). As an introducing broker, First London Securities Corporation, clears all transactions with and from customers on a fully disclosed basis with First Southwest Company. All customer funds and securities are promptly transmitted to First Southwest Company.

Information for Possession or Control Requirements
Pursuant to Rule 15c3-3
December 31, 2002

First London Securities Corporation operates as an introducing broker and forwards all transactions and customer accounts to First Southwest Company who carries such accounts on a fully disclosed basis. Securities transactions are recorded on blotter receipts and then transferred to First Southwest Company on a same day basis.

The accompanying notes are an integral part of this schedule.